Mail Stop 4561
Via Fax (508) 435-3159

May 19, 2009

David I. Goulden
Executive VP and Chief Financial Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 8, 2009**
> **File No. 001-09853**

Dear Mr. Goulden:

We have reviewed your response letter dated May 4, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 21, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note A. Summary of Significant Accounting Policies, Revenue Recognition, page 53

1.   In addition to the information provided in response to prior comment 1, please address the following:
- Tell us the date of your most recent VSOE analysis and what time period you used to analyze stand alone sales;
- For your Information Storage and VMware Virtual Infrastructure segments, please explain the methodology you used for assessing VSOE of services. In

      this regard, if you assessed it based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment;

- For the Content Management and Archiving segment, we note that 44 contracts were booked using renewal rates established in prior years and that 19 new contracts booked for the four quarters ended September 30, 2008 contained stated renewal rates. Considering you entered into 1,456 contracts in this segment, tell us how you establish VSOE of fair value for the contracts that do not contain renewal rates. If you based VSOE of fair value on stand alone sales, then please provide the information as requested in the preceding bullet point; and

- For the nine contracts with stated renewal rates booked in the four quarters ended September 30, 2008 in the Content Management and Archiving segment, tell us if those customers had not renewed their services because the initial term had not yet ended and/or if you expect such customers to renew their contracts.

Note M. Commitments and Contingencies, Litigation, page 90

2.   We reissue part of our prior comment 2 to tell us the amount of the estimated loss you accrued for the DoJ investigation. Additionally, tell us how you determined it was the appropriate amount to record given that your response indicates that the DoJ and relators' complaints do not propose a specific monetary amount for either damages or penalties. Furthermore, please expand on why you believe your disclosures are not misleading in accordance with paragraph 9 of SFAS 5. In this regard, does the Company believe the amount of the accrued loss is not material?

Form 10-Q for the Quarter Ended March 31, 2009

Note 5 – Fair Value Measurements, page 14

3.   Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

* * * * * * *

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at
(202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief